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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                WYLE ELECTRONICS
                           (NAME OF SUBJECT COMPANY)

                                WYLE ELECTRONICS
                       (NAME OF PERSON FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   983051103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            STEPHEN D. NATCHER, ESQ.
                    SENIOR VICE PRESIDENT -- ADMINISTRATION,
                         GENERAL COUNSEL AND SECRETARY
                                WYLE ELECTRONICS
                             15370 BARRANCA PARKWAY
                            IRVINE, CALIFORNIA 92618
                                 (714) 753-9953
                          (NAME, ADDRESS AND TELEPHONE
                         NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICE AND COMMUNICATIONS ON
                     BEHALF OF THE PERSON FILING STATEMENT)

                                with a copy to:

                              GARY J. SINGER, ESQ.
                              C. JAMES LEVIN, ESQ.
                             O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 760-9600
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Wyle Electronics, a California corporation (the "Company"), and the address of the principal executive offices of the Company is 15370 Barranca Parkway, Irvine, California 92618. The title of the class of equity securities to which this statement relates is the common stock, without par value, of the Company, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Company's Amended and Restated Rights Agreement, dated February 23, 1995, between the Company and ChaseMellon Shareholder Services, L.L.C. (as successor to Chemical Bank), as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of July 2, 1997 (collectively, the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer") by EBV Electronics Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Raab Karcher AG, a corporation organized under the laws of the Federal Republic of Germany ("Parent"), disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), dated July 9, 1997, to purchase all outstanding shares of Common Stock at $50.00 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase included in the Schedule 14D-1 (as it may be amended from time to time, the "Offer to Purchase"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 3, 1997 (the "Merger Agreement"), among Parent, Purchaser and the Company, and as soon as practicable after the completion of the Offer, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will become an indirect wholly owned subsidiary of Parent (the "Surviving Corporation"). According to the Schedule 14D-1, the address of the principal executive offices of Purchaser is Rudolf-v.-Bennigsen-Foerder-Platz 1, 45131 Essen, Germany.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings that may pose actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser and their respective executive officers, directors or affiliates are described in the attached Schedule I which is incorporated herein by reference. See also "Background of the Offer; Contacts with the Company; the Merger Agreement, the Stock Option Agreement and the Rights Agreement" in the Offer to Purchase, attached hereto as an exhibit and incorporated herein by reference for a description of certain such contracts, agreements, arrangements, understandings and conflicts of interest. For a description of the background of the transaction and recent contacts between the Parent and the Company, see Item 4 "The Solicitation or Recommendation" below.

  The Merger Agreement

     The summary of the Merger Agreement contained in the Offer to Purchase, a copy of which is attached hereto as Exhibit 1, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following summarizes certain portions of the Merger Agreement, which relate to arrangements among the Company, Parent and the Company's executive officers and directors. The summary of the Merger Agreement contained in the Offer to Purchase and the following summary are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

     Directors of the Company. The Merger Agreement provides that promptly following the purchase of and payment for shares of Common Stock by Purchaser pursuant to the Offer (as defined in the Merger Agreement), Purchaser will be entitled to designate such number of directors, rounded down to the nearest whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board and the percentage that the

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aggregate number of shares of Common Stock beneficially owned by Purchaser bears to the total number of shares of Common Stock then outstanding (on a fully diluted basis); provided, however, that Purchaser will be entitled to designate a number of directors equal to or greater than 50% of the total number of directors only if Purchaser purchases 90% or more of the outstanding shares of Common Stock pursuant to the Offer. Notwithstanding the foregoing, in the event that Purchaser's designees are to be appointed or elected to the Board, until the Effective Time (as defined in the Merger Agreement), the Board of Directors will have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); provided, that, in such event, if the number of Independent Directors is reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there is only one remaining) will be entitled to designate persons to fill such vacancies who will be deemed to be Independent Directors for purposes of the Merger Agreement. Pursuant to the Merger
Agreement, an affirmative vote of a majority of the Independent Directors will be obtained prior to the Company entering into any material transaction with Parent, Purchaser or any affiliate thereof.

     The Merger Agreement further provides that, in the event the Company's obligation to appoint or elect designees to the Board is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, Parent will give the Company reasonable notice of its intention to exercise its rights under the Merger Agreement and, after receipt of such notice, the Company will promptly take such action as may be required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations regarding directors under the Merger Agreement and will include in the Schedule 14D-9 or a separate Rule 14f-1 Statement to shareholders such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill its obligations regarding directors under the Merger Agreement.

     Acceleration of Stock Options. The Company maintains (i) the Wyle Laboratories 1978 Non-Qualified Stock Option Plan (the "1978 Plan"), (ii) the Wyle Laboratories 1982 Stock Option Plan (the "1982 Plan"), (iii) the Wyle Laboratories 1985 Stock Option Plan (the "1985 Plan"), (iv) the Wyle Laboratories 1988 Stock Option Plan (the "1988 Plan"), (v) the Wyle Laboratories 1992 Stock Incentive Plan (the "1992 Plan"), (vi) the Wyle Laboratories 1993 Eligible Directors' Stock Option Plan (the "1993 Plan"), (vii) the Wyle Electronics 1995 Stock Incentive Plan (the "1995 Plan") and (viii) the Wyle Electronics 1996 Eligible Directors' Stock Option Plan (the "1996 Plan" and together with the 1978 Plan, the 1982 Plan, the 1985 Plan, 1988 Plan, the 1992 Plan, the 1993 Plan and the 1995 Plan, the "Plans"). The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, the Company's Board of Directors (or, if appropriate, any committee administering the Plans) will adopt such resolutions or take such other actions as are required to provide that each outstanding stock option to purchase shares of Common Stock (an "Existing Stock Option") theretofore granted under the Plans will be accelerated so as to be fully exercisable prior to the consummation of the Offer, and the Company will assure that each such Existing Stock Option outstanding immediately prior to the consummation of the Offer will be surrendered immediately prior to the consummation of the Offer. Consistent with the Merger Agreement, on July 2, 1997, the Company's Board of Directors approved an acceleration of the vesting and exercise of each outstanding option under the Plans so as to cause each Existing Stock Option to be fully exercisable, and to provide that Existing Stock Options not exercised are cancelled immediately prior to the consummation of the Offer. The Company's Board of Directors further resolved to pay to each holder of an Existing Stock Option, in connection with such surrender of his or her outstanding Existing Stock Options, an amount in cash equal to the product of (x) the number of shares of Common Stock subject to such Existing Stock Options immediately prior to the consummation of the Offer and (y) the excess of the Per Share Amount (as defined in the Merger Agreement) over the per share exercise price of such Existing Stock Option.

     As of June 30, 1997, Messrs. Ralph L. Ozorkiewicz, (President and Chief Executive Officer), Joseph A. Adamczyk (Executive Vice President and Chief Operating Officer), R. Van Ness Holland, Jr. (Executive Vice
President -- Finance and Treasurer, Chief Financial Officer) and James N. Smith (Executive Vice President), held Existing Stock Options to purchase 143,598, 108,000, 93,500 and 54,882 shares of Common Stock, respectively, at weighted average exercise prices of $29.31, $27.02, $19.78 and $30.39, respectively

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(based on exercise prices ranging from $9.25 to $38.50). Each such Existing
Stock Option will be accelerated and cancelled (if not exercised prior to the consummation of the Offer) in accordance with the foregoing.

     As of June 30, 1997, Messrs. Charles M. Clough, Michael R. Corboy, Theodore
M. Freedman, Jack S. Kilby, Stanley A. Wainer, Kirk West and Frank S. Wyle, members of the Company's Board of Directors, held Existing Stock Options to purchase 28,000, 18,000, 12,999, 18,000, 12,000, 17,000 and 18,000 shares of
Common Stock, respectively, at weighted average exercise prices of $28.80, $31.47, $26.47, $23.93, $27.25, $32.29 and $23.93, respectively (based on exercise prices ranging from $17.25 to $44.375). Each such Existing Stock Option will be accelerated and cancelled (if not exercised prior to the consummation of the Offer) in accordance with the foregoing.

     As of June 30, 1997, employees (other than the officers named above) and former directors held Existing Stock Options granted under the Plans to purchase an aggregate of 370,006 shares of Common Stock at a weighted average exercise price of $24.72 per share (based on exercise prices ranging from $9.00 to $38.50). Each such Existing Stock Option will be accelerated and cancelled (if not exercised prior to the consummation of the Offer) in accordance with the foregoing.

     The Company has granted shares of restricted stock to certain of its executive officers in lieu of earned cash compensation (except for an award of 1,000 shares in 1994 to Mr. Holland) under the 1992 Plan and the 1995 Plan for a purchase price of $1.00 per share. As of June 30, 1997, 58,737 shares of such restricted stock had not yet become vested pursuant to the terms of such grants (Mr. Adamczyk 9,078 shares, Mr. Holland 11,806 shares, Mr. Ozorkiewicz 26,653 shares and Mr. Smith 11,200 shares). Such shares will fully vest, free of restrictions, in connection with the Offer.

     The Merger Agreement provides that all Plans will terminate as of the Effective Time and the provisions in any other Benefit Plan (as defined in the Merger Agreement) providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company will be terminated as of the Effective Time, and the Company will use its best efforts to ensure that following the Effective Time no holder of an Existing Stock Option or any participant in any Plan will have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation, except as provided above.

     Benefit Plans. The Merger Agreement provides that, for a period of at least through December 31, 1998, Parent will cause the Surviving Corporation to continue to maintain the Company's existing compensation, severance, welfare and pension benefit plans, programs and arrangements (other than any stock based plans, programs and arrangements) for the benefit of current and former employees of the Company and its subsidiaries (subject to such modification as may be required by applicable law or to maintain the tax exempt status of any such plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code")); provided, however, that (i) nothing therein prohibits Parent from replacing any such existing plan, program or arrangement with a plan, program or arrangement which provides such employees with benefits which are not less favorable in the aggregate than the benefits that would have been provided under such existing plan, program or arrangement to the extent such replacement is permitted under the terms of the applicable plan, program or arrangement and (ii) nothing therein obligates Parent to provide such employees with any stock based compensation (including, without limitation, stock options or stock appreciation rights) after the Effective Time.

     In the Merger Agreement, Parent also agreed to institute during the one-year period following the Effective Time a new performance-based incentive compensation plan for the benefit of employees of the Surviving Corporation and its subsidiaries.

     The Merger Agreement also provides that all service credited to each employee by the Company through the Effective Time will be recognized by Parent for all purposes, including for purposes of eligibility, vesting and benefit accruals under any employee benefit plan provided by the Surviving Corporation or Parent for the benefit of the employees; provided, however, that, to the extent necessary to avoid duplication of benefits, amounts payable under employee benefit plans provided by the Surviving Corporation or Parent may be reduced by amounts payable under similar Company plans with respect to the same periods of service.

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     Parent also agreed to cause the Surviving Corporation to honor (without modification) and assume, and thereby guaranteed the Surviving Corporation's performance of, certain employment agreements, executive termination agreements and individual benefit arrangements set forth in the Merger Agreement or disclosed to Parent. See "Employment Agreements" below.

     Indemnification and Insurance. In the Merger Agreement, Parent and Purchaser have agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors, officers, employees and agents (the "Indemnified Parties") of the Company and its subsidiaries as provided in their respective certificates of incorporation or bylaws (or similar organizational documents) will survive the Merger and will continue in full force and effect in accordance with their terms for a period of not less than six years. From and after the Effective Time and for a period of not less than six years thereafter, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless any and all Indemnified Parties to the full extent such persons may be indemnified by the Company or such subsidiaries, as the case may be, pursuant to applicable law, their respective certificates of incorporation or bylaws (or similar organizational documents) or pursuant to indemnification agreements as in effect on the date of the Merger Agreement for acts or omissions occurring at or prior to the Effective Time, and Parent will, or will cause the Surviving Corporation to, advance litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions to the extent provided by the respective terms and provisions of such certificates of incorporation, bylaws, similar documents or indemnification agreements as in effect on the date of the Merger Agreement.

     The Merger Agreement further provides that, for not less than six years from the Effective Time, Parent will maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy; provided, however, that in no event will Parent be required to pay a premium in any one year in an amount in excess of 175% of the annual premium paid by the Company (which annual premium the Company represented to be approximately $475,000); and provided, further, that if the annual premium of such insurance coverage exceeds such amount, Parent will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

  Amendment to Rights Agreement

     In connection with and prior to the Company's entering into the Merger Agreement, on July 2, 1997, the Company amended its Rights Agreement to the extent necessary to permit Parent and Purchaser to perform their obligations under the Merger Agreement and consummate the transactions contemplated by the Merger Agreement without being deemed to be a "15% Shareholder" or otherwise triggering a "Distribution Date," each as defined in the Rights Agreement, by reason of the execution of, or consummation of the transactions contemplated in, the Merger Agreement. If the Rights Agreement had not been so amended and if the Offer, the Merger Agreement or any of the respective transactions contemplated thereby had resulted in Parent being deemed the beneficial owner of 15% or more of the shares of Common Stock outstanding, it may have resulted in a distribution to the Company's shareholders (other than Purchaser and Parent) of Rights certificates separate from the Common Stock.

     The foregoing summary is qualified in its entirety by reference to the Rights Agreement and the amendment to the Rights Agreement, copies of which are respectively filed as Exhibits 10.1 and 10.2 and are incorporated herein by reference.

  The Stock Option Agreement

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval of the Merger Agreement by the requisite vote, if any, of the shareholders of the Company. See "Purpose of the Offer; Plans for the Company After the Offer and the Merger" in the Offer to Purchase. Under the California Corporations Code ("California Law"), if Purchaser acquires, pursuant to the Offer, the Stock Option (as defined below) or otherwise, at least 90% of the shares of Common Stock then outstanding, Purchaser will be able to effect the Merger, without a vote of the Company's shareholders. In such event,

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Parent, Purchaser and the Company have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's shareholders.

     Under California Law, the Merger may not be accomplished for cash paid to the Company's shareholders if Purchaser or Parent owns directly or indirectly more than 50% but less than 90% of the then outstanding shares of Common Stock, unless either all the shareholders consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. Simultaneously with entering into the Merger Agreement, and as an inducement to Parent and Purchaser to enter into the Merger Agreement, the Company entered into a Stock Option Agreement with Parent and Purchaser, dated as of July 3, 1997 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Company granted to Purchaser an irrevocable option (the "Stock Option") to purchase up to the number of shares of Common Stock (the "Option Shares") that, when added to the number of shares of Common Stock owned by Purchaser and its affiliates following the consummation of the Offer, would constitute 90% of the shares of Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Option Shares) at a cash purchase price per Option Share equal to $50.00, subject to the terms and conditions set forth in the Stock Option Agreement. The Stock Option may not be exercised prior to Purchaser's acceptance for payment pursuant to the Offer of shares of Common Stock constituting more than 50% of the shares of Common Stock then outstanding. If the Stock Option is exercised by Purchaser (resulting in Purchaser acquiring 90% or more of the outstanding shares of Common Stock), Parent will be able to effect a short-form merger under California Law, subject to the terms and conditions of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Stock Option Agreement, a copy of which is attached as Exhibit 4 and is incorporated herein by reference.

     In the event that more than 50% of the shares of Common Stock then outstanding are tendered pursuant to the Offer and not withdrawn, but less than 90% of the shares of Common Stock then outstanding on a fully diluted basis are acquired by Purchaser pursuant to the Offer and the Stock Option, then Purchaser will waive the Minimum Condition and amend the Offer to reduce the number of shares of Common Stock subject to the Offer to 6,102,321 shares of Common Stock or such greater or lesser number of shares of Common Stock as equals 49.9% of the shares of Common Stock then outstanding (the "Revised Minimum Number") and, if a greater number of shares of Common Stock is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of shares of Common Stock (it being understood that Purchaser shall not in any event be required to accept for payment, or pay for, any shares of Common Stock if less than the Revised Minimum Number of shares of Common Stock are tendered pursuant to the Offer and not withdrawn at the expiration of the Offer). In such event, Purchaser would own upon consummation of the Offer 49.9% of the shares of Common Stock then outstanding and would thereafter solicit the approval of the Merger Agreement by a vote of the shareholders of the Company. Under such circumstances, a significantly longer period of time will be required to effect the Merger. See "Purpose of the Offer; Plans for the Company After the Offer and the Merger" in the Offer to Purchase.

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  Confidentiality Agreements

     The Company and Parent entered into a confidentiality agreement, dated April 8, 1997 (the "Initial Confidentiality Agreement"). The Initial Confidentiality Agreement was superseded by a letter agreement, executed on June 2, 1997 effective as of April 9, 1997 (as amended, the "Confidentiality Agreement"), pursuant to which Parent agreed, among other things, (a) to keep confidential certain information concerning the Company to be provided to Parent in connection with Parent's evaluation of a possible transaction involving the Company and (b) customary "standstill" provisions limiting Parent's freedom of action with respect to proposals to acquire shares of the Common Stock and certain other actions that would affect control of the Company. The foregoing summary is qualified in its entirety by reference to the Initial Confidentiality Agreement and the Confidentiality Agreement, copies of which are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated herein by reference.

  Employment and Other Agreements

     The Company has entered into agreements (the "Agreements") with its executive officers (Messrs. Ozorkiewicz, Adamczyk, Holland and Smith). The Agreements with Messrs. Ozorkiewicz, Adamczyk, Holland and Smith are three year "evergreen" employment agreements which provide for minimum annual compensation ($500,000, $325,000, $265,000 and $265,000, respectively) plus 50% of the officer's incentive target or actual incentive if less than 50% in any year. Each of these agreements provides for termination for cause or in case of death, illness or disability of the employee. Each Agreement provides that, upon a termination of the individual's employment by the Company without "Just Cause" or resignation for "Good Reason," the individual is entitled to receive (i) all compensation and bonuses due prior to the date of discharge or resignation, and
(ii) a lump sum payment equal to the present value of the compensation which would be received by him through the term of the agreement had the resignation or discharge not occurred (subject to certain limits, however, calculated with reference to Section 280G of the Code). Upon a Change in Control (as defined below), (i) the events allowing the Company to discharge an individual under one of the Agreements for "Just Cause" are limited to two: (x) conviction of a crime of moral turpitude or (y) actions injurious to the Company involving moral turpitude or actual malice, and (ii) the events allowing such an individual to resign for "Good Reason" are expanded to include the failure of the Company or its successor to assume the Agreement on its existing terms. Therefore, an individual who is subject to one of the Agreements who is discharged or resigns following a Change in Control will be more likely to be entitled to receive the specified benefits than if he was discharged or resigned prior to a Change in Control.

     A "Change in Control" is generally defined to occur when (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities representing 35% or more of the combined voting power of the Company's then outstanding securities, or (ii) during any two consecutive years, individuals who at the beginning of such period constitute the Company's Board of Directors cease for any reason to constitute at least a majority thereof (unless the election or nomination of each new Board member was approved by three-fourths of the Board members then still in office who were Board members at the beginning of such period). The consummation of the Offer will constitute a "Change in Control."

     The Company has also approved an arrangement concerning Mr. Ozorkiewicz' termination of employment due to his physical disability. See the attached
Schedule I.

     The Company has entered into Supplemental Executive Retirement Agreements with Mr. Charles M. Clough and Mr. Theodore M. Freedman whereby Messrs. Clough and Freedman will (unless they elect otherwise) receive, upon a Change in Control, a lump sum payment equal to the present value of the future benefits that they would otherwise have been paid under the terms of such agreements. Pursuant to such agreements, the lump sum payments to Messrs. Clough and Freedman would be approximately $854,000 and $451,000, respectively, upon consummation of the Offer. Messrs. Clough and Freedman are permitted to elect to continue to receive periodic benefits in lieu of such lump sums.

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

     The foregoing summary is qualified in its entirety by the provisions of the agreements filed as Exhibits 10.15 through 10.28 hereto, which are incorporated herein by reference.

  Payments Under Certain Benefit Plans

     The Company maintains the Wyle Electronics Supplemental Executive Retirement Plan (the "SERP") which provides for the payment of certain pension benefits to certain employees of the Company whose retirement benefits under the Company's basic retirement plan were reduced as a result of certain legal limits applicable to such plan. Currently, Messrs. Adamczyk, Clough, Freedman, Holland, Ozorkiewicz, Smith and Mr. Stanley A. Wainer participate in the SERP. The Company also maintains the Wyle Electronics Outside Directors' Retirement Plan (the "Outside Directors' Plan") which is an unfunded retirement plan for the benefit of the Company's non-employee directors. Pursuant to the SERP and the Outside Directors' Plan, benefits become fully vested upon the occurrence of a Change in Control and the Company must (unless the participant elects otherwise) pay the present value of a participant's lump sum benefit under such plans within 10 days following such a Change in Control. The consummation of the Offer will therefore accelerate the vesting and may accelerate the payment of benefits under the SERP and the Outside Directors' Plan. If their benefits are paid in lump sums, the benefits payable from the SERP to Messrs. Adamczyk, Clough, Freedman, Holland, Ozorkiewicz, Smith and Wainer will total approximately $3,958,000. The benefits payable from the Outside Directors' Plan to current directors will total approximately $1,125,000.

     The Company also maintains the Wyle Electronics Deferred Compensation Plan for Directors (the "Directors Deferred Compensation Plan"), which provides non-employee directors with the opportunity to voluntarily defer compensation. See Schedule I attached hereto. The trust agreement adopted under the Directors Deferred Compensation Plan provides that, within five days after a Change in Control, the Company will pay the trustee under such trust agreement an amount equal to the difference between the sum of the account balance of all the participants in the Directors Deferred Compensation Plan less the value of the assets in the trust as of the first day of the month in which the Change in Control occurs. In addition, no later than 60 days after the calendar year in which the Change in Control occurs, the Company must again make a payment equal to such difference, determined as of the first day of such calendar year. The Company expects to pay approximately $313,500 to the trust in order to satisfy such obligations.

     The foregoing summary is qualified in its entirety by the provisions of the respective plans filed as Exhibits 10.11 through 10.14 hereto, which are incorporated herein by reference.

  Limited Liability Company Agreement

     The Limited Liability Company Agreement (the "LLC Agreement") of Accord Contract Services LLC, entered into as of August 8, 1996, established Accord Contract Services LLC ("Accord LLC"), a limited liability company which is owned 50% each by the Company and by Marshall Industries ("Marshall"). Accord LLC was established for the purpose of providing materials management services to the Company and Marshall. Under the terms of the LLC Agreement, the change in ownership of the Common Stock which will

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result upon the consummation of the Offer may entitle Marshall, at its option, to initiate the dissolution of Accord LLC and thereby become entitled to receive a termination fee in the amount of approximately $25,150,000 from the Company.

  Indemnification Agreements

     Pursuant to the power granted to the Company under its Bylaws, the Company is a party to an indemnity agreement (the "Indemnification Agreement") with each of the Directors, executive officers and certain other officers, which provides that the indemnitee will be entitled to receive indemnification, including advancement of expenses, to the full extent permitted by law for all expenses, damages, liabilities, and settlement payments incurred by the indemnitee in actions brought against the indemnitee in connection with any act taken in the indemnitee's capacity as a director or executive officer of the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. The Board of Directors of the Company at a special meeting held on July 2, 1997, unanimously approved the Offer and determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company, and recommends that shareholders accept the Offer.

     ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     (b) Background of the Offer.

     The Company has considered continued growth in revenues and earnings as a key part of its strategic plan. In that connection, the Company, from time to time since 1994, has explored potential strategic combinations, including potential mergers or acquisitions, with other industry participants. In 1995, for instance, it entered into discussions to merge with a similarly-sized industry participant. Such discussions terminated without achieving a transaction. And, except for the Company's acquisition of Sylvan Ginsbury in 1996 and the formation of Accord LLC, a strategic joint venture with Marshall Industries, in 1996, no other potential opportunities identified by the Company yielded a transaction.

     In June 1996, Dr. Ferdinand Pohl, a Member of the Board of Management of Parent, met with Ralph L. Ozorkiewicz, President and Chief Executive Officer of the Company, in Irvine, California. Dr. Pohl was visiting the United States on other matters, and the two executives met to introduce themselves and to discuss the opportunities and challenges each faced within the industry. Possible collaborative efforts, not including a business combination, were discussed in general terms.

     On October 3, 1996, Dr. Pohl, Mr. Ozorkiewicz and Charles M. Clough, Chairman of the Board of the Company, met in Irvine, California to exchange information regarding the respective businesses of Parent and the Company. Again, no business combination between Parent and the Company was discussed, although possible collaborative efforts were raised again.

     In mid-January 1997, Mr. Ozorkiewicz and R. Van Ness Holland, Jr., the Company's Executive Vice President-Finance and Treasurer, Chief Financial Officer, contacted Credit Suisse First Boston Corporation ("CSFB"), the Company's financial advisor, to discuss potential investments or combinations that could be undertaken by the Company with Parent and others.

     In February 1997, following their attendance at an industry conference, Mr. Ozorkiewicz, Dr. Pohl and Peter Gurtler, President of EBV Elektronik GmbH (a subsidiary of Parent), met in Phoenix, Arizona. At the meeting, Dr. Pohl expressed an interest by Parent in exploring the possibility of entering into a business combination with the Company.

     At its meeting of March 9, 1997, the Board of Directors of the Company discussed a number of strategic alternatives available to the Company, such as a business combination with one or more industry participants, including the possibility of a business combination with Parent. Also in March, Dr. Pohl invited Mr. Ozorkiewicz and Mr. Clough to meet with Parent in Germany in April.

     During March and early April 1997 Mr. Ozorkiewicz explored with the Chief Executive Officer of another industry participant (the "Other Company") whether that company was then in a position to pursue a strategic combination with the Company. After initial discussions, Mr. Ozorkiewicz was informed that the Other Company was not interested in entering into further discussions with the Company.

     On April 9, 1997, Dr. Pohl met with Mr. Clough and Mr. Ozorkiewicz in Munich, Germany to have further discussions regarding a possible business combination between Parent and the Company. At the meeting, Messrs. Clough and Ozorkiewicz asked that Dr. Pohl formally indicate Parent's interest in the Company by submitting a written proposal for a possible business combination within the ensuing four weeks. Also at that meeting, Dr. Pohl and Mr. Ozorkiewicz each executed a preliminary confidentiality letter agreement on behalf of his respective company.

     On May 7, 1997, the Company announced that Mr. Ozorkiewicz would depart Wyle because of a serious illness, and that the Board of Directors intended to commence a search for his successor.

     Also on May 7 (and prior to the announcement of his intended departure from the Company) Mr. Ozorkiewicz contacted Dr. Pohl to discuss the status of Parent's written proposal. Dr. Pohl noted that Parent had retained Goldman Sachs to act as its financial adviser and was intending shortly to submit a proposal valuing the Company in the low-to-mid $40 range per share of Common Stock. Mr. Ozorkiewicz expressed his view that a proposal in the low-$40 range per share of Common Stock would be unlikely to receive serious consideration from the Company's Board of Directors.

     On May 12, 1997, Dr. Pohl sent a letter to Mr. Ozorkiewicz expressing Parent's continued interest in pursuing a possible business combination and indicating a preliminary valuation, based on publicly available information, in the mid-$40 range per share of Common Stock.

     On May 13, 1997, at the annual organizational meeting of the Company's Board of Directors, the Board reviewed Parent's proposal. The Board authorized the Company to permit Parent to conduct its diligence investigation of the Company and to negotiate with Parent.

     On May 27, 1997, Dr. Pohl, Gunther Beuth, a Member of Parent's Management Board and Chief Financial Officer, and representatives of Goldman Sachs and Parent's legal counsel, Shearman & Sterling, met in California with Mr. Ozorkiewicz, Mr. Holland, and representatives of CSFB and the Company's outside legal counsel, O'Melveny & Myers LLP, to discuss various organizational matters, including the timing and procedures for the conduct of due diligence.

     On June 2, 1997, Parent and the Company entered into a second Confidentiality Letter, effective as of April 9, 1997.

     From June 2 through June 6, 1997, the Company provided Parent and its representatives access to requested information at the offices of the Company's outside legal counsel in Newport Beach, California. Parent and its representatives continued their due diligence review of the Company through June 17, 1997.

     On June 16, 1997, Parent's legal counsel delivered drafts of the Merger Agreement and the Stock Option Agreement to the Company and its legal counsel and other representatives. On June 17, 1997, representatives of Parent's and the Company's respective legal counsel discussed various issues concerning the draft Merger Agreement and Stock Option Agreement.

     On June 18, 1997, Georg Kulenkampff, Chairman of Parent's Management Board, Dr. Pohl and representatives of Goldman Sachs and Shearman & Sterling met with Mr. Ozorkiewicz, Mr. Holland, Stephen D. Natcher, Senior Vice President-Administration, General Counsel and Secretary of the Company, and representatives of CSFB and the Company's outside legal counsel in California. At the meeting, the parties discussed a number of outstanding issues that would need to be addressed in order to reach agreement on a business combination. Parent's representatives proposed that, subject to the resolution of those issues, they would be in a position to submit a proposed price for the acquisition of the Company by the end of the following week.

     During the week of June 23, 1997, Parent's and the Company's respective legal counsel continued to discuss the draft Merger Agreement and Stock Option Agreement.

     On June 24, 1997, Dr. Pohl telephoned Mr. Ozorkiewicz to inform Mr. Ozorkiewicz that Parent was considering making an offer to acquire the Company at between $47 and $48 per share of Common Stock.

     On June 24 and 25 representatives of CSFB and Goldman Sachs exchanged views regarding the Parent's valuation of the Company.

     On June 25, 1997, Mr. Kulenkampff and Dr. Pohl telephoned Mr. Ozorkiewicz and communicated to Mr. Ozorkiewicz Parent's view that an appropriate value for the Company would be $50 per share of Common Stock, subject to satisfactory completion of the negotiation of the Merger Agreement and the Stock Option Agreement, and confirmation of certain due diligence matters.

     From June 26 through July 2, 1997, Parent's and the Company's respective legal counsel continued negotiations on the terms of the Merger Agreement and the Stock Option Agreement and addressed the remaining due diligence matters.

     All remaining issues under discussion were resolved by telephone conferences on July 2, 1997.

     On July 2, 1997, the Company's Board of Directors met and approved the Merger Agreement and the Stock Option Agreement. Following approval of the Merger Agreement and the Stock Option Agreement by Parent's Supervisory Board on the morning of July 3, 1997, the parties executed and delivered the Merger Agreement and the Stock Option Agreement.

     (c) Reasons for the Recommendation. Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board of Directors of the Company received presentations and reviewed the terms and conditions of the Offer and the Merger with the Company's management, legal counsel and financial advisor. In reaching its conclusions described in paragraph (a) above, the Board considered many factors, including, but not limited to, the following:

          (i) the terms and conditions of the Offer, the Merger Agreement and related agreements;

          (ii) the fact that the Offer and the Merger are not conditioned on Parent or Purchaser obtaining financing to consummate the Offer and the Merger;

          (iii) the relationship between the price to be paid pursuant to the Offer and the Merger and the current and recent historical market prices for the Common Stock (including the fact that the consideration to be received by shareholders pursuant to the Offer and the Merger represents a substantial premium over the average of the prices at which trades in the Common Stock have been reported over the 90 days ending on July 3, 1997);

          (iv) certain of the challenges facing the Company in the near term, including without limitation, the need to replace its Chief Executive Officer;

          (v) information with respect to the financial condition, results of operations and business of the Company, on both an historical and a prospective basis, current industry, economic and market conditions and trends (including increased competition and recently announced consolidations by the Company's major competitors), historical market prices, price to earnings multiples and recent trading patterns of the Common Stock, market prices and financial data relating to other companies engaged in the same or similar businesses as the Company and the prices and premiums paid and other terms in recent acquisition transactions in the industry, and the Board's belief, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects the Company's prospects and the risks and uncertainties as well as the opportunities involved in the Company's current business environment;

          (vi) the fact that while the Merger Agreement prohibits the Company from soliciting other takeover proposals, the Company may, under certain circumstances, furnish information concerning the Company to a third party and may engage in discussions or negotiations with a third party regarding certain takeover proposals. The Board also noted that the Company may terminate the Merger

     Agreement following receipt of a Superior Proposal (as defined in the Merger Agreement). The Board also considered the termination fee that would be payable to Parent in the event of any such termination, and concluded that the fee and was reasonable and necessary to induce Parent to enter into the Merger Agreement; and

          (vii) the oral opinion of CSFB, later confirmed in writing, as of July 3, 1997, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration to be received by holders of Common Stock (other than Purchaser) in the Offer and the Merger was fair from a financial point of view, to such holders. The full text of CSFB's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CSFB, is attached hereto as Schedule II and is incorporated herein by reference. CSFB's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Common Stock (other than Purchaser) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Common Stock pursuant to the Offer. Shareholders are urged to read such opinion carefully in its entirety.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. In addition, individual members of the Board may have given different weights to different factors.

     It is expected that, if the Common Stock were not to be purchased by Purchaser in accordance with the terms of the Offer, the Company's current management (with the exception of Mr. Ozorkiewicz), under the general direction of the Board, would continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained CSFB as its financial advisor in connection with Offer and the Merger. Pursuant to the terms of CSFB's engagement, the Company has agreed to pay CSFB for its services an aggregate financial advisory fee based on the total consideration (including liabilities assumed) payable in connection with the offer and the Merger. The fee payable to CSFB is currently estimated to be approximately $5.4 million. The Company also has agreed to reimburse CSFB for reasonable travel and other out-of-pocket expenses, including legal fees and expenses, and to indemnify CSFB and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of CSFB's engagement. In the ordinary course of business, CSFB and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to shareholders with respect to the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in Schedule I or as described in Item 3(b) above (the provisions of each of which are incorporated herein by reference), no transactions in the Common Stock have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, each of the Company's executive officers, directors and affiliates who own shares of Common Stock presently intend to tender such shares of Common Stock pursuant to the Offer, except for those shares of Common Stock, if any, which, if tendered, could cause them to incur liability under the provisions of Section 16(b) of the Exchange Act, and except for shares of Common Stock purchasable upon exercise of Existing Stock Options to the extent such Existing Stock Options will be cancelled in exchange for cash payments pursuant to the Merger Agreement as referenced in Item 3(b) above.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a)-(b) None, except as set forth in "Background of the Offer; Contacts with the Company; the Merger Agreement, the Stock Option Agreement and the Rights Agreement;" "Purpose of the Offer; Plans for the Company After the Offer and the Merger;" and "Dividends and Distributions" in the Offer to Purchase. Additionally, the Company may have discussions with Marshall regarding the impact, if any, of the consummation of the Offer on the LLC Agreement. See Item 3(b) "Identity and Background -- Limited Liability Company Agreement" above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Short Form Merger. Under California Law, if Purchaser acquires, pursuant to the Offer, the Stock Option or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if the Purchaser does not acquire at least 90% of the Common Stock pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under California Law, a significantly longer period of time will be required to effect the Merger.

     Any necessary additional information is set forth in the Offer to Purchase.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

Exhibit 1         Offer to Purchase, dated July 9, 1997.*
Exhibit 2         Letter of Transmittal, dated July 9, 1997.*
Exhibit 3         Agreement and Plan of Merger, dated as of July 3, 1997, among Raab Karcher
                  AG, EBV Electronics Inc. and Wyle Electronics (included as an exhibit to the
                  Offer to Purchase dated July 9, 1997, being filed as Exhibit 1 to this
                  Schedule 14D-9).
Exhibit 4         Stock Option Agreement, dated as of July 3, 1997, among Raab Karcher AG, EBV
                  Electronics Inc. and Wyle Electronics (included as an exhibit to the Offer to Purchase dated July 9, 1997, being filed as Exhibit 1 to this Schedule
                  14D-9).
Exhibit 5         Initial Confidentiality Agreement, dated April 8, 1997, by and between Raab
                  Karcher AG and Wyle Electronics.
Exhibit 6         Confidentiality Agreement, dated as of April 9, 1997, by and between Raab
                  Karcher AG and Wyle Electronics, as amended June 20, 1997.
Exhibit 7         Letter to Shareholders of Wyle Electronics, dated July 9, 1997.*
Exhibit 8         Opinion of Credit Suisse First Boston Corporation, dated July 3, 1997
                  (attached hereto as Schedule II).*
Exhibit 9         Joint Press Release, dated July 3, 1997, issued by Wyle Electronics and Raab
                  Karcher AG.
Exhibit 10.1      Amended and Restated Rights Agreement, dated February 23, 1995, between Wyle
                  Electronics and Chemical Bank, as Successor Rights Agent (incorporated by reference to Exhibit 4(c) filed with the Company's Annual Report on Form
                  10-K for the fiscal year ended December 31, 1994).
Exhibit 10.2      Amendment to Rights Agreement, dated as of July 2, 1997, between Wyle
                  Electronics and ChaseMellon Shareholder Services, L.L.C., as Successor
                  Rights Agent.
Exhibit 10.3      1978 Non-Qualified Stock Option Plan, as amended, dated June 14, 1988
                  (incorporated by reference to Exhibit 10(a) filed with the Company's Annual
                  Report on Form 10-K for the fiscal year ended January 31, 1989).

Exhibit 10.4      1982 Stock Option Plan, as amended, dated June 14, 1988 (incorporated by reference to Exhibit 10(b) filed with the Company's Annual Report on Form
                  10-K for the fiscal year ended January 31, 1989).
Exhibit 10.5      1985 Stock Option Plan, as amended, dated June 14, 1988 (incorporated by reference to Exhibit 10(c) filed with the Company's Annual Report on Form
                  10-K for the fiscal year ended January 31, 1989).
Exhibit 10.6      1988 Stock Option Plan (incorporated by reference to Exhibit 10(d) filed with the Company's Annual Report on Form 10-K for the fiscal year ended
                  January 31, 1989).
Exhibit 10.7      1992 Stock Incentive Plan (incorporated by reference to Exhibit A to the
                  Company's definitive Proxy Statement dated April 28, 1992 in connection with the 1992 Annual Meeting of Shareholders).
Exhibit 10.8      1993 Eligible Directors' Stock Option Plan (incorporated by reference to
                  Exhibit A to the Company's definitive Proxy Statement dated March 28, 1994 in connection with the 1994 Annual Meeting of Shareholders).
Exhibit 10.9      1995 Stock Incentive Plan (incorporated by reference to Annex C to the
                  Company's definitive Proxy Statement dated March 28, 1995 in connection with the 1995 Annual Meeting of Shareholders).
Exhibit 10.10     1996 Eligible Directors' Stock Option Plan (incorporated by reference to the
                  Company's Registration Statement on Form S-8, as filed with the SEC on July
                  8, 1997).
Exhibit 10.11     Deferred Compensation Plan for Directors of Wyle Electronics, as amended effective May 13, 1997.
Exhibit 10.12     Wyle Electronics Executive Deferred Compensation Plan dated July 1, 1996
                  (incorporated by reference to Exhibit 10(w) filed with the Company's Annual
                  Report on Form 10-K for the fiscal year ended December 31, 1996).
Exhibit 10.13     Outside Directors Retirement Plan, as amended May 13, 1997.
Exhibit 10.14     Supplemental Executive Retirement Plan, as amended to date (incorporated by reference to Exhibit 10(o) filed with the Company's Annual Report on Form
                  10-K for the fiscal year ended December 31, 1993).
Exhibit 10.15     Supplemental Executive Retirement Agreement between Theodore M. Freedman and the Company dated February 1, 1985, as amended to date (incorporated by reference to Exhibit 10(q) filed with the Company's Annual Report on Form
                  10-K for the fiscal year ended December 31, 1993).
Exhibit 10.16     Supplemental Executive Retirement Agreement, dated January 28, 1988, between the Company and Charles M. Clough, as amended to date (incorporated by reference to Exhibit 10(s) filed with the Company's Annual Report on Form
                  10-K for the fiscal year ended December 31, 1993).
Exhibit 10.17     Supplemental Executive Retirement Agreement, dated February 1, 1985, between the Company and Charles M. Clough, as amended to date (incorporated by reference to Exhibit 10(r) filed with the Company's Annual Report on Form
                  10-K for the fiscal year ended December 31, 1993).
Exhibit 10.18     Compensation Agreement, dated February 10, 1981, between the Company and
                  Frank S. Wyle (incorporated by reference to Exhibit 10(c) filed with the
                  Company's Annual Report on Form 10-K for the fiscal year ended January 31,
                  1981).
Exhibit 10.19     Amendment to Compensation Agreement between Frank S. Wyle and the Company dated November 16, 1989 (incorporated by reference to Exhibit 10(g) filed with the Company's Annual Report on Form 10-K for the fiscal year ended
                  January 31, 1991).
Exhibit 10.20     Second Amendment to Compensation Agreement between Frank S. Wyle and the
                  Company dated December 23, 1991 (incorporated by reference to Exhibit 10(h)
                  filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1992).

Exhibit 10.21     Agreement, dated January 1, 1995, between the Company and Charles M. Clough
                  (incorporated by reference to Exhibit 10(k) filed with the Company's Annual
                  Report on Form 10-K for the fiscal year ended December 31, 1995).
Exhibit 10.22     Amendment to Agreement, dated May 1, 1997, between Charles M. Clough and the
                  Company.
Exhibit 10.23     Employment Agreement between Ralph L. Ozorkiewicz and the Company dated
                  February 1, 1997.
Exhibit 10.24     Employment Agreement between Joseph A. Adamczyk and the Company dated
                  February 1, 1997.
Exhibit 10.25     Employment Agreement between R. Van Ness Holland, Jr, and the Company dated
                  February 1, 1997.
Exhibit 10.26     Employment Agreement between James N. Smith and the Company dated February
                  1, 1997.
Exhibit 10.27     Form of Indemnity Agreement entered into between the Company and each of its directors and executive officers and each of the directors and officers of its subsidiaries (incorporated by reference to Exhibit 10(e) filed with the
                  Company's Annual Report on Form 10-K for the fiscal year ended January 31,
                  1988).
Exhibit 10.28     Form of Indemnification Agreement entered into between the Company and each of its directors and executive officers and each of the directors and officers of its subsidiaries (incorporated by reference to Exhibit 10(r)
                  filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1989).
Exhibit 10.29     Limited Liability Company Agreement of Accord Contract Services LLC between the Company and Marshall Industries dated August 8, 1996 (incorporated by reference to Exhibit 10(a) filed with the Company's Quarterly Report on Form
                  10-Q for the third quarter ended September 30, 1996).
Exhibit 10.30     First, Second and Third Amendments to the Limited Liability Company
                  Agreement of Accord Contract Services LLC between the Company and Marshall
                  Industries (incorporated by reference to Exhibit 10(al) filed with the
                  Company's Annual Report on Form 10-K for the fiscal year ended December 31,
                  1996).
Exhibit 10.31     Fourth Amendment to the Limited Liability Company Agreement of Accord
                  Contract Services LLC between the Company and Marshall Industries
                  (incorporated by reference to Exhibit 10 filed with the Company's Quarterly
                  Report on Form 10-Q for the first quarter ended March 31, 1997).

---------------
* Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 9, 1997
                                          WYLE ELECTRONICS

                                          By:   /s/ RALPH L. OZORKIEWICZ
                                            ------------------------------------
                                            Name:  Ralph L. Ozorkiewicz
                                            Title:   President and Chief
                                              Executive Officer

                                                                      SCHEDULE I

                     RECENT REVISION TO EMPLOYMENT CONTRACT

     At a special meeting April 28, 1997, the Board of Directors of the Company determined that the employment of Mr. Ozorkiewicz would be terminated on account of his disability. The Board of Directors has authorized the officers of the Company to enter into an agreement with Mr. Ozorkiewicz concerning the termination of his employment. Under terms approved by the Board of Directors, if Mr. Ozorkiewicz provides a release of any claims against the Company, then in lieu of any other payments under his Employment Agreement, the Company would provide Mr. Ozorkiewicz a lump sum severance payment of $1,875,000, full vesting of stock options and restricted stock, continued coverage under the Company's medical benefit plan until he is eligible for Medicare, continued payment of life insurance premiums until age 65 (subject to the right of the Company to receive full repayment of such premiums), an increase to his retirement benefit representing an additional three years of age and service, and transfer to him of the Company car which he is currently using.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS COMPENSATION

     The Executive Compensation Committee is charged with the determination of compensation for non-employee directors. In September 1996, the Executive Compensation Committee, with the assistance of Towers Perrin, the Committee's independent compensation consultant, recommended to the Board of Directors amendments to non-employee director compensation elements, which were approved unanimously by the Board of Directors effective October 1, 1996. The purposes of the amendments, as described below, were to set director cash compensation at existing levels set forth below, to phase out the Outside Directors Retirement Plan and, consistent with other companies of similar size, to place appropriate emphasis on performance-based compensation elements by the adoption of the 1996 Eligible Directors Stock Option Plan covering a maximum of 250,000 shares of the Company's Common Stock.

     Each non-employee director of the Company receives compensation for services as a director at an annual rate of $27,500. Each non-employee director is also paid $1,000 for each committee of which he is a member, $2,500 for each committee of which he is the chairman, and a per meeting fee of $750 for each special board and committee meeting attended.

     The Company provides a Deferred Compensation Plan for its non-employee directors. The plan provides that the directors may elect, prior to December 31st of each year, to defer all or a part of their compensation for the following year, which deferral will continue until the election is revoked. The compensation deferred accrues interest at the Bank of America prime rate. The compensation deferred and any accrued interest will be paid to each participant in 120 equal monthly installments commencing on the 15th day of the month following the month the person ceases to be a director, absent a prior election to receive benefits in another manner. The plan also provides for various payment terms to beneficiaries in the event of death. The Company has entered into agreements to secure funding of these benefits.

     The Company provides an Outside Directors Retirement Plan for its retired and non-employee directors who were serving as directors on October 1, 1996, which includes all current non-employee directors. Participation is automatic, and benefits become payable upon a director's serving at least five consecutive years as a non-employee director. The plan provides for benefit payments after a director's retirement in an amount representing 100% of the then current annual director retainer for the number of years equal to the director's service as an outside director, with a maximum benefit of ten years. Payments are made only during a director's lifetime, with no survivor benefits being paid after death. The plan provides for the acceleration of the maximum benefit to the directors upon the occurrence of certain changes of control of the Company, unless the directors elect otherwise. Consummation of the Offer will result in the acceleration of benefits contemplated to occur in the event of a change of control.

     The Company with shareholder approval established the 1996 Eligible Directors' Stock Option Plan covering 250,000 shares of the Common Stock, pursuant to which eligible non-employee directors who were serving as such on October 1, 1996 will each receive on October 1, 1996 and every April 1st thereafter nonqualified stock options covering 4,000 shares of the Common Stock at an exercise price equal to the fair market value on the date of award. The Plan further provides that eligible directors appointed or elected after October 1, 1996 (other than those directors serving as such on October 1, 1996) will each receive a one-time grant, upon such appointment or election, of nonqualified stock options covering 10,000 shares of the Common Stock, and every April 1st thereafter nonqualified stock options covering 6,000 shares of the Common Stock, all such options having an exercise price equal to the fair market value on the date of award.

     On July 31, 1984, Mr. Frank S. Wyle retired from full-time employment with the Company and currently serves under contract (the "Compensation Agreement") as a consultant to the Company. For his consulting services, Mr. Wyle is entitled to compensation of $250,000 for each twelve-month period, which amount is adjusted upward annually for any increase in the consumer price index after December 31, 1980 (an adjusted base of $426,750 for the year ended December 31, 1996), less the sum of any amounts received pursuant to social security and amounts received under the Company's pension plan. During the year ended December 31, 1996, the amount paid by the Company under this agreement was $308,162. The Compensation Agreement also provides that upon the occurrence of a Change in Control, Mr. Wyle will receive (unless he elects otherwise) a lump sum payment of 2.99 times his "base amount" (as defined in Section 280G of the Code) upon the occurrence of a Change in Control. The lump sum payment is credited against Mr. Wyle's regularly scheduled compensation under the Compensation Agreement, and at such time as the entire lump sum has been credited against the regularly scheduled compensation payments, the regularly scheduled compensation payments resume. Pursuant to such agreement, the lump sum payment to Mr. Wyle would be approximately $1,101,786 upon the consummation of the Offer. Mr. Wyle is permitted to elect to continue to receive his regularly scheduled compensation in lieu of such lump sum. The Compensation Agreement provides further, among other things, for medical and life insurance coverages, disability benefits, office space for his use and secretarial services. Consummation of the Offer will result in the acceleration of benefits contemplated to occur in the event of a change of control.

     Effective January 1, 1995, Mr. Clough and the Company entered into an agreement (the "Agreement") which superseded his prior employment agreement dated February 1, 1989, as amended. Pursuant to the Agreement, Mr. Clough served as Chairman of the Board and Chief Executive Officer until he retired as an employee effective March 31, 1995, at which time he continued to serve as Chairman of the Board and will serve as Chairman until the earlier of the 1998 Annual Meeting of Shareholders or June 30, 1998. He receives an annual fee of $250,000 payable monthly inclusive of all director and committee fees. The Agreement was amended effective May 1, 1997, to increase the annual fee to $350,000 and to extend the term of the Agreement to the earlier of the 1999 Annual Meeting of Shareholders or June 30, 1999 in view of Mr. Clough's increased responsibilities as a consequence of Mr. Ozorkiewicz's disability and imminent separation from the Company. The Agreement provides further, among other things, that in the event of certain changes of control of the Company, Mr. Clough may be entitled to, unless he elects otherwise, an acceleration of a portion of the payments due under the Agreement. He is also entitled to non-employee director benefits as may be in effect from time to time, office space and secretarial services. Consummation of the Offer will result in the acceleration of benefits contemplated to occur in the event of a change of control.

INSURANCE BENEFITS

     The Company provides all executive officers and certain other officers with additional life insurance benefits funded with "split dollar" insurance contracts pursuant to which the covered persons contribute a portion of the premium. Each covered person receives from the Company the amount necessary to fund his portion of the premium. The policies are collaterally assigned to the Company as security for the payments made by the Company. The Company will receive its total premium contributions from the policy's cash value at the time of a participant's retirement or from the proceeds payable in the event of death. Each participant designates his own beneficiaries for the balance of the proceeds.

                              RECENT TRANSACTIONS

     Mr. Frank S. Wyle disposed of an aggregate of 4,400 shares of Common Stock during June 1997 as set forth below:

             NO.
DATE OF      OF
DISPOSITION SHARES    PRICE
--------    -----     ----
6/4/97      1,000     $37 1/8
6/13/97     1,000      37 1/4

     On June 4, 1997 and June 23, 1997, Mr. Wyle disposed of by gift 1,000 and 1,400 shares of Common Stock, respectively.

   CREDIT  FIRST
   SUISSE  BOSTON

                                                                     Schedule II

July 3, 1997

The Board of Directors
Wyle Electronics
15370 Barranca Parkway
Irvine, CA 92618

Dear Sirs:

     You have asked us to advise you with respect to the fairness to the stockholders of Wyle Electronics Corporation (the "Company") from a financial point of view of the consideration to be received by such stockholders, other than Sub (as defined below), in the Offer and the Merger (as defined below) pursuant to the terms of the Acquisition Agreement, dated as of July 3, 1997 (the "Acquisition Agreement"), among the Company, Raab Karcher AG, a corporation organized under the laws of Germany (the "Acquiror"), and EBV Electronics Inc., a Delaware corporation and an indirect wholly owned subsidiary of Acquiror ("Sub"). The Acquisition Agreement provides for a tender offer by Sub (the "Offer") for all of the outstanding shares of common stock, no par value, of the Company (the "Shares") at a purchase price of $50 per Share in cash. The Acquisition Agreement further provides that following completion of the Offer, Sub will be merged into the Company (the "Merger") pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding Share, other than Shares owned by Sub, will be converted into the right to receive $50 in cash.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Acquisition Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

     We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

     We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer and the Merger.

     In the past, we have performed certain investment banking services for the Company and have received customary fees for such services.

   CREDIT  FIRST
   SUISSE  BOSTON

Wyle Electronics
July 3, 1997
Page 2

     In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Acquisition Agreement and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company, other than Sub, in the Offer and the Merger is fair to such stockholders from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

By: /s/ ROBERT L. THORNTON, JR.
    ----------------------------------
    Robert L. Thornton, Jr.
    Managing Director

                                      II-2